January 13, 2020

Michael Karnjanaprakorn
Chief Executive Officer
Otis Gallery LLC
335 Madison Ave, 3rd Floor
New York, NY 10017

       Re: Otis Gallery LLC
           Post-Qualification Amendment to Offering Statement on Form 1-A Filed on December 20, 2019
           File No. 024-10951

Dear Mr. Karnjanaprakorn:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Morris at (202) 551-3314 or Mara Ransom, Office Chief, at (202)
551-3264 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:    Louis Bevilacqua, Esq.